(As filed on December 12, 2002)

                                                               File No. 70-10089

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                    ----------------------------------------

                                   FORM U-1/A

                                 AMENDMENT NO. 1
                                       TO
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                   ------------------------------------------

                             UNION ELECTRIC COMPANY
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                   (Name of company filing this statement and
                     address of principal executive offices)
                   ------------------------------------------

                               AMEREN CORPORATION

                 (Name of top registered holding company parent)
                 -----------------------------------------------

                               Steven R. Sullivan
         Vice President Regulatory Policy, General Counsel and Secretary
                             Union Electric Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)
                     ---------------------------------------
                  The Commission is requested to send copies of
                 all notices, orders and other communications in
                connection with this Application/Declaration to:


     Ronald S. Gieseke, Esq.               William T. Baker, Jr., Esq.
     Ameren Services Company               Thelen Reid & Priest LLP
     1901 Chouteau Avenue                  875 Third Avenue
     St. Louis, Missouri 63103             New York, New York  10022

         The Application/Declaration filed in this proceeding on September 25, 2002, is hereby amended and restated in its entirety to read as follows:

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION.

         Union Electric Company (d/b/a AmerenUE) ("AmerenUE") is a direct electric and gas utility subsidiary of Ameren Corporation ("Ameren"), a registered holding company. AmerenUE supplies electric service to approximately
1.2 million customers in a 24,500 square-mile area of Missouri and Illinois, including the greater St. Louis area. AmerenUE also provides retail gas service to approximately 130,000 customers in 90 Missouri communities and in the City of Alton, Illinois and vicinity. In 2001, AmerenUE derived approximately 95% of its revenues from electric operations and 5% from the sale of natural gas. At June 30, 2002, AmerenUE had $7.3 billion in total assets, including net property, plant and equipment of $5.8 billion. AmerenUE's consolidated capitalization at September 30, 2002 consisted of 58.4% common equity, 2.4% preferred stock, 32.9% long-term debt (excluding current maturities), and 6.4% of short-term debt (including current portion of long-term debt). AmerenUE's senior secured long-term debt is currently rated A+ by Standard & Poor's and Aa3 by Moody's Investors Service.

         AmerenUE herein requests approval for a transaction (the "Transaction") in which AmerenUE will convey to and lease back from the City of Bowling Green, Missouri (the "City") an electric generating facility and the associated site located in the City. Specifically, AmerenUE has constructed a new electric generating facility consisting of four 47 megawatt combustion turbine generating units, fueled primarily by natural gas with fuel oil as a back-up, in the City (the "Project"). In order to provide a financing structure and economic incentives to construct the Project in the City, AmerenUE has entered into a Pre-Annexation and Development Agreement (the "Grant Agreement") dated as of November 9, 2001 with the City, which provides, among other things, that (a) AmerenUE will convey certain land (the "Site") and any improvements located thereon, including the four combustion turbine generating units to the City in exchange for the issuance by the City of its taxable industrial development revenue bond in a principal amount not to exceed $125,000,000 (the "Bond"), and
(b) the City will lease the Site and the Project to AmerenUE for a term of approximately 20 years. The Grant Agreement is filed herewith as Exhibit B-1.

         The Bond will be issued by the City pursuant to Sections 100.010 through 100.200 of the Revised Statutes of Missouri and Article VI Section 27(b) of the Missouri Constitution and a Trust Indenture between the City and a corporate trustee (Commerce Bank). As indicated, AmerenUE will purchase the Bond from the City in consideration for the transfer of the Project and the Site to the City. The principal amount of the Bond when issued will equal the amounts expended by AmerenUE to acquire the Site and construct the Project. The Trust Indenture will provide the specific terms of the Bond, including a final maturity of twenty (20) years and an interest rate of 5.15%. The Trust Indenture will also specify the terms and details of the Bond and will contain various provisions, covenants and agreements to protect the security of the bondholders, including the following: (a) pledging and assigning the rents, revenues and receipts of the City derived from the Site and the Project to secure the payment of the Bond; (b) describing the redemption provisions and other features of the Bond; (c) setting forth the form of the Bond; (d) establishing the various funds and accounts to handle the Bond proceeds and revenues of the Project and setting forth covenants regarding the administration and investment of such funds and accounts by the trustee bank; (e) setting forth the duties of the trustee bank;
(f) defining events of default and provisions for enforcing the rights and remedies of the bondholder in such events; and (g) restricting the issuance of additional bonds and the terms upon which the same may be issued and secured. The Bond will be a special limited obligation of the


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


City payable solely from the rental payments to be made by AmerenUE pursuant to the facility lease agreement described below, and in the event of a default by AmerenUE under such lease agreement, the rents, revenues and receipts of the City derived from the Site and the Project. The Bond will also be secured by a Deed of Trust and Security Agreement granted by the City encumbering the Site and the Project.

         AmerenUE will transfer the Site and the Project to the City pursuant to a Special Warranty Deed and a Bill of Sale in substantially the form filed herewith as Exhibit B-2 and Exhibit B-3, respectively. Concurrently with the issuance of the Bond, the City will lease the Site and Project constructed on the Site to AmerenUE pursuant to a Lease Agreement (the "Lease") between the City and AmerenUE in the form of Exhibit B-4 hereto. The Lease term will be the same as the final maturity of the Bond and will be a net lease, with AmerenUE being responsible for rental payments in an amount sufficient to pay the debt service on the Bond, equal to approximately $9.2 million per year. Under the Lease, AmerenUE will be responsible for maintaining, insuring, operating and paying any taxes related to the Project. AmerenUE will have the option, at any time during the term of the Lease, at the expiration of the twenty-year Lease, or if there is an early termination of the Grant Agreement, to purchase the City's interest in the Project and the Site upon providing for the payment of the principal balance of and interest on the Bond and the payment of a nominal fee to the City. During the term of the Lease, AmerenUE: (a) will be responsible for operation and control of the Site and the Project; (b) will have the right, at its own expense, to make certain additions, modifications or improvements to the Site and the Project; (c) may assign its interests under the Lease or sublease the Site and the Project while remaining responsible for payments under the Lease; (d) covenants to maintain its corporate existence during the term of the Bond; and (e) agrees to indemnify the City for any liability the City might incur as a result of its participation in the transaction. AmerenUE will record the Lease as a capital lease on its accounting books and records.

         The proposed transfer and lease arrangement of the Site and the Project is intended to provide economic incentives to the City. In addition, the City's ownership of the Site and the Project during the term of the Bond and the Lease is expected to result in property tax savings to AmerenUE of approximately $2.0 million annually, offset by annual grant payments in the amount of $200,000 for twenty years to be made by AmerenUE to the City, as provided in the Grant Agreement. A pro forma balance sheet and income statement of AmerenUE as of March 31, 2002 (with adjusting entries showing the effects of the Transaction) are filed herewith as Exhibit FS-2.

ITEM 2.     FEES, COMMISSIONS AND EXPENSES.

         It is estimated that the fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the Transaction will not exceed $200,000 in the aggregate.

ITEM 3.     APPLICABLE STATUTORY PROVISIONS.

         3.1 General. Section 12(d) of the Act and Rule 44 thereunder may be deemed applicable to the sale of the Project to the City. The acquisition of the Project by AmerenUE pursuant to the Lease is exempt from Section 9(a)(1) of the Act pursuant to Section 9(b)(1), as such acquisition has been expressly


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authorized by the Missouri Public Service Commission ("MoPSC") (see Exhibit
D-2). The acquisition of the Bond by AmerenUE is exempt pursuant to Section 9(c)(3) of the Act.[1]

         3.2 Rule 54 Analysis. The Transaction is also subject to Rule 54, which provides that the Commission shall not consider the effect of the capitalization or earnings of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, in which a registered holding company holds an interest in determining whether to approve any transaction unrelated to any EWG or FUCO if the requirements of Rule 53 (a),
(b) and (c) are satisfied. These standards are met.

         Rule 53(a)(1): Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs is currently $406,397,430, or approximately 23.1% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) for the four quarters ended September 30, 2002 ($1,757,119,306). Ameren does not currently hold an interest in any FUCO.

         Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each such EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

         Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic public utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

         Rule 53(a)(4): Ameren will submit a copy of each Application or Declaration, and each amendment thereto, relating to any EWG or FUCO, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of the relevant portions of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic public utility subsidiaries.

         In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


ITEM 4.     REGULATORY APPROVALS.

         The Transaction is subject to the jurisdiction of and has been approved by the MoPSC (see Exhibit D-2). In addition, in accordance with Illinois law, AmerenUE was required to file a Notice of the Transaction with the Illinois Commerce Commission ("ICC") (see Exhibit D-3). Under the ICC's procedures, the filing of the Notice triggered a 30-day waiting period. In this case, the 30-day waiting period expired on December 6, 2002 without the necessity of any formal action on the part of the ICC. No other state commission, and no federal


--------
[1] To the extent that the Lease may be deemed to be a security issued by AmerenUE, such issuance is exempt from the provisions of Sections 6(a) and 7 of the Act pursuant to Rule 52(a) thereunder, as it has been expressly authorized by the MoPSC (see Exhibit D-2).


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


commission, other than this Commission, has jurisdiction over the Transaction.

ITEM 5.     PROCEDURE.

         The Commission has issued a notice pursuant to Rule 23 with respect to the filing of this Application/Declaration. The notice period has expired without any request for hearing having been made. AmerenUE requests that the Commission issue an order approving the Application/Declaration, as amended, as soon as practicable and in any event not later than December 10, 2002, in order that the benefits of the Transaction may be realized in 2002. AmerenUE requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective; waives a recommended decision by a hearing officer or other responsible officer of the Commission; and consents to the participation by the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS.

         a. Exhibits.

            A     None.

            B-1   Grant Agreement.  (Previously filed).

            B-2   Special Warranty Deed.  (Previously filed).

            B-3   Bill of Sale.  (Previously filed).

            B-3   Lease.  (Previously filed).

            C     None.

            D-1 Application to the Missouri Public Service Commission. (Previously filed).

            D-2   Order of the Missouri Public Service Commission.
                  (Filed herewith).

            D-3   Notice to the Illinois Commerce Commission.  (Filed herewith).

            E     None.

            F     Opinion of counsel to AmerenUE.  (Filed herewith).

            G     Proposed form of Federal Register notice.  (Previously filed).


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         b.       Financial Statements.

                  FS-1 Balance Sheet and Statement of Income of AmerenUE as of and for the nine months ended September 30, 2002. (Incorporated by reference to the Quarterly Report on Form 10-Q of AmerenUE for the period ended September 30, 2002, in File No. 1-2967).

                  FS-2 AmerenUE Pro Forma Financial Statements as of March 31, 2002, with adjusting entries. (Previously filed).


ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction will not result in changes in the operation of the applicant or its subsidiaries that will have an impact on the environment. The applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                      UNION ELECTRIC COMPANY


                                      By: /s/ Steven R. Sullivan
                                          ----------------------
                                      Name: Steven R. Sullivan
                                      Title:   Vice President Regulatory Policy,
                                      General Counsel and Secretary


Date: December 12, 2002


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